July 27, 2007

W. Russell Smith
Vsurance, Inc.
220 West 6th Street, Suite D
Little Rock, Arkansas 72201

Re: Vsurance, Inc.
Preliminary Information Statement on Schedule 14C
Registration No. 0-52279
Filed on July 13, 2007

Dear Mr. Smith:

This is to advise you that we have reviewed your response letter dated July 24, 2007 and have the following comment:

1.   We note that a total of 18 shareholders have agreed to vote for the actions enumerated in your Information Statement. Please explain to us how these consents of the 18 shareholders were obtained in a manner consistent with Rule 14a-2.

All persons who are by statute responsible for the adequacy and accuracy of the information statement are urged to be certain that all information required pursuant to the Securities Exchange Act of 1934 has been included.

If you have any questions, please call Angela McHale at (202) 551-3402 or the undersigned at (202) 551-3780.

Sincerely,

Karen J. Garnett
Assistant Director